NEWALTA
Better ways to manage waste


SEC MAIL
RECEIVED
PROCESSING
JAN 03 2006
WASH., D.C.
213
SECTION



06010057

SUPPL

December 12, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated December 9, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
JAN 10 2006
THOMSON
FINANCIAL

Took Whiteley
General Counsel

TBW:vz
Encl.

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Expands into Ontario

CALGARY, Alberta, Canada, December 9, 2005 – Newalta Income Fund ("Newalta") today announced that it has signed a Share Purchase Agreement to acquire PSC Industrial Services Canada Inc. ("PSC Industrial Canada") for $110 million cash from Philip Services Corporation. Headquartered in Hamilton, Ontario, PSC Industrial Canada provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie.

The total acquisition cost including assumed liabilities and closing costs is estimated to be approximately $118 million. Closing, subject to regulatory and other conditions, is expected to occur on or about January 5, 2006. The acquisition of PSC Industrial Canada will be financed from a new senior credit facility provided by a Canadian chartered bank that consists of a $200 million extendible, revolving term facility and a $70 million non-revolving term facility due 180 days from closing.

PSC Industrial Canada is a fully independent business that has delivered consistent, stable and profitable performance. For the trailing twelve months, revenue was approximately $80 million and EBITDA was approximately $20 million, which was net of approximately $3.5 million in selling, general and administrative expenses. PSC Industrial Canada's seasonality patterns typically result in a weaker first quarter due to reduced on-site and site remediation work, particularly related to the volume of waste received at its Hamilton landfill, and a stronger third quarter.

The acquisition is an entry vehicle for Newalta into the Ontario market and is an important milestone for its future growth strategy. PSC Industrial Canada is an established business and is led by an autonomous and highly experienced management team. The business is based on a network of high-quality assets, unique operating permits and long-term customer relationships. This opportunity also represents a strong fit with Newalta in that its management team possesses strong core competencies in PSC Industrial Canada's operating environment.

"Beginning in 2006, we will aggressively expand PSC Industrial Canada's core business by investing growth capital and applying our technical capabilities to create a solid platform for growth in the years ahead. We look forward to providing customers in these markets with efficient, high-quality and innovative services which contribute directly to their environmental objectives. The acquisition will extend our geographic reach, diversify our cash flow and deliver additional value to our investors. Annual maintenance capital for PSC Industrial Canada is estimated to be about $5 million. We will finalize our 2006 growth capital budget after closing the transaction," said Al Cadotte, President and Chief Executive Officer of Newalta.

PSC Industrial Canada's 530 people operate an integrated network of nine facilities serving approximately 1,400 customers representing a broad range of national and international companies. The network includes two industrial solid waste pre-treatment facilities in Hamilton; a state-of-the-art industrial non-hazardous waste landfill in Hamilton; industrial waste transfer and processing facilities in Windsor, Barrie, Toronto, Brantford and Fort Erie, Ontario, and a waste transfer facility in Delta, British Columbia; a complete transport and on-site fleet of specialized vehicles; an emergency response service; and an industrial cleaning service.

A conference call with investors to discuss the acquisition will be held on Friday, December 9, 2005, at 4:00 PM Eastern Time. To participate in the teleconference, please call 1-888-280-8771 or 416-695-9712. To access the simultaneous webcast, please visit www.newalta.com.

Additional details on the acquired business, its services and locations are included below.

Newalta Income Fund has delivered dynamic profitable growth and generated average revenue growth of 30 percent per year since 1993. This growth has come equally from internal growth projects and acquisitions. Newalta is focused on adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With 900 talented people and an integrated network of 47 state-of-the-art facilities, Newalta provides innovative solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services. Based on a track record of exceptional customer service, safe operations and environmental stewardship, Newalta is extending its leadership position into new service sectors and geographic markets from coast to coast.

EBITDA is a financial measure that does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to EBITDA calculated by other funds or entities. EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash flow and is defined as revenue less operating and selling, general and administrative expenses. The manner by which EBITDA is calculated herein is consistent with the manner by which EBITDA is calculated in other public disclosures made by Newalta.

This news release may contain forward-looking statements relating to the integration and expected operating results. These statements are based on current views, expectations and assumptions that are subject to risks and uncertainties which are difficult to predict, including risks and uncertainties relating to the ability of Newalta to successfully integrate the acquisition, the uncertainty of expected operating results, industry conditions, the seasonality of the business, the anticipated timing of legislative changes, debt service and future capital needs, access to technology, and future expansion initiatives. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance and Chief Financial Officer
(403) 206-2684
www.newalta.com

ACQUISITION BACKGROUNDER

December 9, 2005

Newalta Income Fund ("Newalta") has pursued acquisition opportunities in eastern Canada to extend its geographic reach, to diversify its revenue sources, and to gain a strong existing industrial services business that can provide continued dynamic growth. The acquisition of PSC Industrial Services Canada Inc. ("PSC Industrial Canada") satisfies those objectives and, in doing so, reinforces Newalta's ability to continue to generate superior returns for investors.

OVERVIEW OF ACQUIRED BUSINESS

PSC Industrial Canada provides industrial waste management and other environmental services to customers primarily in Ontario. With headquarters in Hamilton, Ontario, its 530 experienced people operate an integrated network of 9 facilities, primarily serving Ontario's manufacturing heartland. The business operates with four major service offerings: Waste Management, Transportation and On-site, Emergency Response and Industrial Cleaning.

Waste Management

Industrial Waste Landfill
The Taro Landfill, located in Hamilton, is permitted to receive solid, non-hazardous industrial wastes. This state-of-the-art landfill is one of seven industrial landfills in southern Ontario. The landfill handles approximately 500,000 tonnes of waste per year and has 18 years of remaining life at the current fill rate.

Solids Pre-treatment Facilities
Two facilities in Hamilton at Imperial Street and Brant Street focus on the consolidation, pre-treatment and subsequent transfer of solid, non-hazardous industrial waste to the Taro Landfill.

Service Centres
The Ontario waste transfer and processing facilities are located in Barrie, Toronto, Windsor, Brantford and Fort Erie. These service centres are permitted by the Ontario Ministry of Environment to provide hazardous and non-hazardous waste management services. Their primary function is collecting, consolidating and processing industrial wastes from customers in Ontario as well as bordering provinces and states. A waste transfer and processing facility located in Delta, British Columbia, services customers in B.C. and Washington State.

Customer Site Services
Operating at customers' sites and managing all their waste management activities drives efficiencies for both parties. With this arrangement, the customers' waste streams are effectively outsourced to PSC Industrial Canada to take advantage of the experience, comprehensive services and integrated facility network.

Transportation and On-site

A comprehensive fleet of specialized service vehicles is approved to collect and transport hazardous and non-hazardous industrial wastes to support the facility network. The fleet includes vacuum, lugger and straight trucks. Transportation equipment and staff are based from the service centres. The fleet also provides mobile industrial cleaning services, including high and low pressure washing, power vacuuming, and CO^2 (dry ice) blasting at customers' sites.

Emergency Response

The Emergency Response network is a 24-hour-a-day, 7-day-a-week emergency service for spills posing a threat to the environment. Services include containment, cleanup and disposal of dangerous or hazardous materials.

Industrial Cleaning

Industrial in-plant maintenance and cleaning services are provided by PSC Industrial Canada employees stationed permanently at customers' sites. The services capitalize on customers' needs for outsourcing and satisfy their demand for service provider consolidation.

Revenue by Service Offering (%)	
Waste Management	60.0
Transportation and On-site	20.0
Emergency Response	5.0
Industrial Cleaning	15.0

EBITDA by Service Offering (%)	
Waste Management	85.0
Transportation and On-site	6.5
Emergency Response	2.5
Industrial Cleaning	6.0

EBITDA is a financial measure that does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to EBITDA calculated by other funds or entities. EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash flow and is defined as revenue less operating and selling, general and administrative expenses. The manner by which EBITDA is calculated herein is consistent with the manner by which EBITDA is calculated in other public disclosures made by Newalta.

HIGHLIGHTS OF ACQUIRED BUSINESS

Excellent Facility Network Serving Major Market. PSC Industrial Canada has a network of high-quality integrated waste receiving facilities, including the Taro Landfill in Hamilton, which has an 18-year remaining life. Additionally, the facilities are where the highest density of Canadian manufacturing customers is located and are in close proximity to the major transportation routes in the province.

Broad Operating Permits. The permits for the facilities are unique and highly valued in the waste management business. These permits allow for expansion into new services and provide the ability to support new government regulations such as the Land Disposal Restrictions which are planned to come into force in January 2007.

Integrated Services Represent Broad Service Offering. The facility network acts as a single-source provider of a full range of industrial waste management services. The transportation fleet provides mobile services, including power washing, vacuuming and industrial cleaning. For customers requiring industrial waste management services on-site, comprehensive waste management activities are provided under contract and staffed on a permanent basis.

Diverse Blue-Chip Customer Base. PSC Industrial Canada has built a reputation on providing high-quality, dependable services to approximately 1,400 customers representing a broad range of industries. Long-term relationships with customers have been built over the past 20 years.

Focus on Environment, Health and Safety Performance. The people at PSC Industrial Canada place a major focus on operating safely, promoting health on the job and environmental stewardship. A dedicated EH&S audit team takes a pro-active role in ensuring facilities are in compliance with Ontario Ministry of the Environment regulations. The lost-time injury frequency over the past five years is comparable to the excellent safety performance Newalta has recorded over the same period.

Experienced Management and Talented People. The management team has significant waste management industry expertise. The 11 senior managers average 20 years of experience in the industry and have been together at PSC Industrial Canada since 1998. The 530 people of PSC Industrial Canada deliver steady operating results and excellent service to customers. Approximately 40% are union members.

Steady Financial Performance. The business has delivered consistent financial performance over the past five years.

Stand-alone Business. Operating as an independent, stand-alone business – with an experienced management team, solid operations and a focus on customer service – speaks to an efficient and effective integration for Newalta post-acquisition.

Favourable Industry Trends. The current and future operating environment represents potential growth opportunities.

- Government regulations such as the Land Disposal Restrictions planned to be effective in January 2007 will increase the volume of hazardous waste requiring treatment at facilities prior to disposal. PSC Industrial Canada has additional processing capacity at its facilities.
- With landfill capacity becoming a scarce resource in Ontario and with no new landfills planned, the Taro Landfill provides a unique advantage to the facility network.
- The outsourcing of waste management activities by customers continues to grow as they focus on their core competencies and consolidate their service providers.

STRATEGIC FIT FOR NEWALTA

A National Leader. Newalta has a defined strategy to become a national leader in industrial waste management with operations coast to coast. With more than 1,400 people and a network of 56 facilities, Newalta is one of Canada's largest providers of industrial waste management services. Newalta is positioned for continued dynamic growth as it extends its expertise, innovative services and disciplined business approach to eastern Canada.

Diversifies Business Mix and Profitability. The acquisition of industrial waste management operations serving Ontario's manufacturing heartland broadens Newalta's business base, which is currently heavily weighted towards oil and gas waste management activities, and thereby reduces exposure to crude oil prices and drilling activity.

Provides Platform for Growth. Securing a platform in eastern Canada gives Newalta the ability to bring new services into the market and to extend technologies already adopted in existing western Canada operations. Capital will be allocated to aggressively grow the business and gain further market coverage. As it has done so effectively in western Canada, Newalta will pursue additional service offerings for the facility network, apply the innovative technologies it has developed in existing operations, and acquire complementary businesses. Customers in Ontario will have new options to satisfy their waste management needs as a well-financed and experienced Canadian company enters this market.

Gains Significant and Immediate Foothold in Eastern Canada. This sizable, stand-alone business represents an excellent fit for Newalta's growth strategy. It provides a stable, profitable and well-managed business of an appropriate size for Newalta to manage and to grow by making internal investments, adding existing centrifuge and distillation technologies, and pursuing acquisitions.

Right Size and Right Time. Newalta has been very patient and selective in developing opportunities to expand into eastern Canada. Newalta's senior management team is familiar with the waste management business in eastern Canada with a number of them having worked in these markets during their careers. The acquisition represents the right approach to this market for Newalta.

Capitalizes on Regulatory Change. Newalta knows the Ontario regulatory landscape and anticipates working with customers to help them achieve their environmental objectives. The new Land Disposal Restrictions require additional pre-treatment of hazardous wastes prior to their disposal, and Newalta can provide new approaches to this and other challenges facing customers in Ontario. At Newalta, "Better Ways to Manage Waste" defines our unique operating philosophy and commitment to serving our customers.

This acquisition backgrounder may contain forward-looking statements relating to the integration and expected operating results. These statements are based on current views, expectations and assumptions that are subject to risks and uncertainties that are difficult to predict, including risks and uncertainties relating to Newalta's ability to successfully integrate the acquisition, the uncertainty of expected operating results, industry conditions, the seasonality of the business, the anticipated timing of legislative changes, debt service and future capital needs, access to technology, and future expansion initiatives. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

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